UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12508

MAGNUM HUNTER RESOURCES, INC.
(Exact name of registrant as specified in its charter)

600 East Las Colinas Blvd, Suite 1100
Irving, Texas 75039
(972) 401-0752
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9.60% Senior Notes due 2012
(Title of each class of securities covered by this Form)

Common Stock, par value $0.002 per share
Rights to Purchase 1998 Series A Junior Participating Preferred Stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

        Pursuant to the requirements of the Securities Exchange Act of 1934, Cimarex Energy Co., as successor to Magnum Hunter Resources, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 22, 2005	CIMAREX ENERGY CO.
	By:	/s/ PAUL KORUS Paul Korus Vice President, Chief Financial Officer and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.